RULE 14F-1
          REPORT OF CHANGE IN MAJORITY OF DIRECTORS

        INFORMATION PURSUANT TO SECTION 14(f) OF THE
               SECURITIES EXCHANGE ACT OF 1934

                    ENG Enterprises, Inc.
               6337 South Highland Drive #130
                 Salt Lake City, Utah 84121

          REPORT OF CHANGE IN MAJORITY OF DIRECTORS
                        June 22, 2000

      This report is furnished by the Board of Directors of ENG Enterprises, Inc., (formerly known as Energetics, Inc.), a Delaware corporation (the "Company") to the holders of Common Stock, $.01 par value per share, of the Company (the "Common Stock") in connection with the proposed acquisition by ENG Enterprises, Inc. of GOL India.com, Inc. (the "Acquisition"). As a condition of the Acquisition, the following persons will be appointed by the present board members to serve on the board of directors of the company:
Christopher W. Hartnett, Larry Chroman, Lee Fergusson, David Morgan, Marc Freeman, Prakash Srivastava. These appointees will constitute the board of directors following the Acquisition.

      This information is provided for information purposes only. We are not soliciting proxies in connection with the items described herein. You are not required to respond to this report.

      This report is first being transmitted to shareholders of record on or about June 22, 2000.

       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

     As of the date of this report, there are 473,847 shares of common stock outstanding. Each share of common stock is entitled to 1 vote. There are 2,619 shares issued and outstanding in two classes of convertible preferred stock:
2,562 shares of Class "A" preferred stock convertible into 80,062 shares of common stock and 57 shares of Class "B" preferred stock that are convertible into 1,425 shares of common stock. Each share of convertible preferred stock is entitled to 1 vote. The following table sets forth as of April 3, 2000, the name and the number of shares of the Company's Common Stock held of record or beneficially by each person who held of record, or was known by the Company to own beneficially, more than 5% of the issued and outstanding shares of the Company's Common Stock, and the name and shareholdings of each director and of all officers and directors as a group.

Security Ownership of Certain Beneficial Owners
-----------------------------------------------
Title
 of          Name and Address             Amount and Nature of      Percentage
Class        Beneficial Owner             Beneficial Ownership(1)    of Class
-----        ----------------             --------------------      ----------
Common       Jordan R. Smith                D        23,328            4.92
             13111 E. Briarwood Ave, #300   I        60,533 (2)       12.77
             Englewood, CO  80112

Common       Marsha Smith                   D        37,195            7.85
             7000 East Quincy Ave., #F416   I        23,328 (3)        4.92
             Denver, CO 80237

Common       Robert L. Mehl                 D         9,967            2.10
             13111 E. Briarwood Ave, #300   I        52,347 (4)       11.05
             Englewood, CO  80112

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Common       Milagro Holdings, Inc.         D       120,000           25.32
             57 West 200 South, #310
             Salt Lake City, UT 84111

Common       Capital Holdings, LLC          I      146,167 (5)        30.83
             6337 S. Highland Dr., #130
             Salt Lake City, UT 84121

Security Ownership of Management of the Company
-----------------------------------------------
Title
 of        Name and Position of         Amount and Nature of      Percentage
Class      Officer and/or Director     Beneficial Ownership(1)     of Class
-----      -----------------------      --------------------      ----------
Common    John Chymboryk, President             0                      0
Common    Shauna Chymboryk, Secretary           0                      0
               ---------------
          All Officers and Directors
          as a Group (2 persons)                0                      0

                                             ==========              =====

(1) Indirect and Direct ownership are referenced by an "I" or "D", respectively. All shares owned directly are owned beneficially and of record and such shareholder has sole voting, investment, and dispositive power, unless otherwise noted.
(2) Represents 37,195 shares held of record by Marsha S.
Smith, the spouse of Jordan R. Smith, and 23,337 shares held of record by the Jordan Smith Trust, of which Mr. Smith is trustee, all of which shares may be deemed to be beneficially owned by Jordan Smith.
(3) Represents shares held of record by Jordan Smith, spouse of Marsha Smith, which shares may be deemed to be beneficially owned by Marsha Smith.
(4) Represents shares held of record by the Mehl Family Limited Partnership, of which Mr. Mehl may be deemed to be the beneficial owner.
(5) Represents shares for which Capital Holdings, LLC, holds voting only proxies which expire January 7, 2001.


                    NO CHANGE IN CONTROL

      Since the beginning of the Company's current fiscal year there has been no change of control of the Company. The Acquisition will cause a change of control, and a Form 8(K) will be filed shortly after consummation of the Acquisition.

                   DIRECTORS AND OFFICERS

PRESENT OFFICERS AND DIRECTORS. None of the company's current officers and directors receive any compensation for their services. The board of directors has not established any standing committees or subcommittees. After the Acquisition, it is intended that an Audit Committee and Compensation Committee of the board of directors will be appointed.

 Name                    Age   Position             Director or Officer Since
 ----                    ---   --------              -------------------------
John Chymboryk           45    President, Chairman
                               and Director               From June 1999
Shauna Chymboryk         42    Secretary and Director     From February 2000

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     NOMINEES. The following persons will be appointed to
serve as directors of the Company upon consummation of the Acquisition pursuant to the Company's Bylaws. Under the Bylaws no shareholder approval is required.

     Christopher W. Hartnett
     Larry Chroman
     Lee Fergusson
     David Morgan
     Marc Freeman
     Prakash Srivastava

Background information on each of the Nominees is as follows:

     Christopher W. Hartnett, Ph.D., is the founder and Chairman of GOL India.com and USA Global Link, Inc. Mr. Hartnett has been the Chairman of the Board of Directors of USA Global Link and its predecessor since it was founded in 1992, and has been Chairman of GOL India.com since April 2000. Mr. Hartnett founded International Gemstone Corporation and International Gemstone Partners, one of the first limited partnerships for investment-grade gemstones, and was active in the investment gemstone industry from 1979 through 1994.

     From 1983 to 1990, Mr. Hartnett was a member of the Chicago Mercantile Exchange. Mr. Hartnett specialized in international currency arbitrage and futures on the S&P 500 Index. Mr. Hartnett was a founding member of the International Resale Council of the Telecommunications Resellers Association, which is responsible for developing and enforcing sound and ethical business practices in the international telecommunications industry. In 1997 Mr. Hartnett was chosen to represent the United States government as a member of the United States delegation to the International Telecommunication Union in Geneva, Switzerland. In 1996 he received the Entrepreneur of the Year Award sponsored by Ernst & Young, USA Today, and the NASDAQ Stock Market.

     Larry Chroman has been the International President of GOL India.com since April 2000, International President of USA Global Link since November 1997, and President of USA Global Link and its predecessor from June 1995 until November 1997. From 1992 to 1995, Mr. Chroman was Vice President/Investments at Surya Finacial, Inc. and managing partner at Zimmerman Capital Group, private investment banks. Mr. Chroman was responsible for the consummation of a wide range of investment transactions involving stock, bond and real estate investments focusing on start-up technology companies.

     Lee Fergusson, Ph.D., has been President and Chief Operating Officer of GOL India.com since April 2000 and USA Global Link since March 1999. Prior to assuming his present position, Mr. Fergusson was Vice President of International Business Development. Before joining the company in 1996 he specialized in business and administrative process reengineering and object-oriented analysis and design for Object Discovery Corporation, Inc. He has served as a consultant and advisor to private organizations in Australia, Cambodia, Indonesia, the Philippines and Thailand. Mr. Fergusson was a Director of the European Competitive Telecommunications Association (ECTA) and Chairman of its Internet Committee from 1998 to 1999.

     David Morgan has been a Director of GOL India.com since April 2000 and USA Global Link since February 1999. From 1997 until his retirement in May of 1998, Mr. Morgan held the position of Chairman of M&G Group, PLC, a leading London-based investment company. From 1994 to 1997, he held the position of Managing Director of M&G Group, PLC. From 1990 to 1994 Mr. Morgan served as Managing Director of M&G Limited. During this time, he was appointed to the Board of Directors of M&G Group, PLC. Between 1988 and 1990, he was Director in charge of Pension Fund Investments for M&G Group, PLC.

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     Marc  Freeman has been President of Special Operations,
     Office of the Chairman of USA Global Link since March 2000 prior to which he was Vice President of Sales from January 1998. Before joining the company, Mr. Freeman
     was   President   of   Polardreams  International,   an
     international import and manufacturing company. From 1984 to 1992, he was President of Tarsha International, an international consumer products company. From 1973-
     1984,    Mr.   Freeman   was   with   Coffee    Imports
     International, an international trading firm, holding positions ranging from sales manager to Vice President International Sales.

     Prakash Srivastava is the Chairman of a New Delhi-based private limited Internet Service Provider, which has applied to change its name to GOL India ISP private Limited, and the holder of a Category "A" national ISP license. GOL India.com owns a 49% interest in GOL India ISP Private Limited. As provided in the terms of the Acquisition, upon a modification of Indian ownership restrictions, GOL India.com, Inc. will have the right to purchase the 51% interest in GOL India ISP Private Limited from an entity controlled by Mr. Srivastava. Upon consummation of such transaction, the entity which Mr. Srivastava controls will succeed to the ownership of approximately 51% of the shares of the Company which are issued as the consideration for the acquisition by the Company of all of the issued and outstanding shares of GOL India.com. Mr. Srivastava resides in New Delhi, India.

      Following  the Acquisition, John Chymboryk and  Shauna
Chymboryk are expected to resign as officers and directors of ENG Enterprises, Inc.

            COMPLIANCE WITH SECTION 16(a) OF THE
               SECURITIES EXCHANGE ACT OF 1934

      Section 16(a) of the Securities Exchange act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers, and persons who own more than 10% of the Common Stock, to file with the Securities and Exchange Commission (the "SEC") initial reports of beneficial ownership ("Forms 3") and reports of changes in beneficial ownership of Common Stock and other equity securities of the Company ("Forms 4"). Officers, directors, and greater than 10% shareholders of the Company are required by SEC regulations to furnish to the company copies of all Section 16(a) reports that they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company, all Section 16(a) filing requirements applicable to its officers, directors, and greater than 10% beneficial owners were complied with for the year ended December 31, 1999. The new directors and officers of the Company intend to comply with the requirements of Section 16(a).

                                    ENG Enterprises, Inc.
                                    By Order of the Board of Directors



                                    By: /s/ John Chymboryk
                                    President


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